Writer's Direct Number (212) 756-2497	Writer's E-mail Address james.nicoll@srz.com

June 9, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Mr. Tim Buchmiller

    Re:
    Aeroflex Holding Corp.
    Amendment No. 1 to Form S-1
    Filed May 19, 2010
    File No. 333-165920 (the "Registration Statement")

Dear Mr. Buchmiller:

        On behalf of Aeroflex Holding Corp. (the "Registrant"), we have filed simultaneously by EDGAR Amendment No. 2 to the above referenced Registration Statement ("Amendment No. 2") addressing comments contained in the Comment Letter (as defined below).

        This letter is in response to the comments of the Staff set forth in its letter dated June 3, 2010, concerning the Registration Statement (the "Comment Letter"). For the convenience of the Staff, we have repeated each of the Staff's comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

        Our response to the Staff's comments set forth in the Comment Letter are as follows:

Prospectus Summary, Page 1

1.
We note your response to prior comment 4. Please tell us whether you plan to file consents to be named in the registration statement by the authors of the publications which you cite in this registration statement.

The Registrant does not plan to file consents to be named in the Registration Statement by the authors of the publications cited in the Registration Statement because the Registrant does not believe the publications constitute information from a report or opinion of an expert or counsel and accordingly do not fall within the scope of Rule 436 under the Securities Act. Each of the sources cited are available either (i) at no cost, (ii) upon payment of a subscription fee, or (iii) by purchasing the referenced publications. None of the publications cited in the Registration Statement were funded by the Registrant, or were created under the direction of or at the request of the Registrant. Because of the foregoing, the Registrant submits that consents are not required.

2.
We note your response to prior comment 5. However, please revise your disclosure to clarify that your statement that you "are a leading global provider" on page 1 is based upon estimates based on your knowledge and experience in the markets in which you operate. Additionally, please revise your disclosure to clarify your statement on page 3 that you "have proprietary technology that is based on extensive know-how." For example, please expand to clarify your basis for the statement. Please also revise your disclosure on page 1 to clarify the product categories in which you believe you have a top three global position. Additionally, please tell us how management estimated the calendar year 2009 markets for the product categories discussed in your response.

Revisions have been made in response to this comment. See pages 1, 4, 37, 74, 82.

In addition to the factors the Registrant listed in response #5 of the response letter dated May 18, 2010, the following factors explain how the Registrant estimated the calendar year 2009 markets for the product categories discussed in its response:

•
The process the Registrant utilizes to develop custom products requires it to maintain regular communications with its customers. These communications provide the Registrant with insight into how its customers view its competitors, the scope of its markets and its market position, which in turn gives the Registrant a better understanding of its markets.

•
The relative transparency of the government contract bidding process often permits the Registrant to obtain information about winning bids made by competitors. This process can help the Registrant assess the relative market positions of it and its competitors.

•
The small size of the Registrant's markets allows it to have personal relationships with many of the leading market participants. These personal relationship allow the Registrant to have informal, informative communications with market participants, from which it obtains information about the scope of its market.

•
The significant barriers to entry in the Registrant's markets cause market positions to be relatively stable. This stability allows the Registrant to develop long-term relationships with industry participants and leverage its existing institutional knowledge to generate an informed understanding of its markets and market positions.

•
Industry events allow the Registrant to interact with customers and competitors in an industry setting. In such settings, industry personnel often discuss product offerings and customer needs. This information allows the Registrant to better understand the scope of the markets it serves.

We are controlled by the Sponsors, whose interests may not be aligned with yours, page 31

3.
Please revise to clarify the "certain other parties" for whom your Amended and Restated Certificate of Incorporation will renounce your interest and expectancy in corporate opportunities. For example, please clarify if this renunciation of your interests applies to corporate opportunities identified by any of your Sponsors.

Revisions have been made in response to this comment. See page 32.

Base Salary, page 102

4.
We note your disclosure continues to indicate that "[s]alary is based on an executive's level of responsibility and experience, individual performance and vulnerability to recruitment by other companies." Please briefly indicate how these criteria factored into the negotiations of the provisions for base salary and base salary adjustments contained in each of the named executive officer's employment agreement.

Revisions have been made in response to this comment. See pages 104, 105.

Incentive Bonus Plan, page 103

5.
We note your disclosure in note 3 to your Summary Compensation Table. Please disclose in this section how the bonuses available to Messrs. Borow and Buyko were calculated and indicate the amounts they agreed to accept. With respect to the calculations of the bonus amounts available to these officers, it is not clear how you arrived at the amounts disclosed in note 3. For example, you indicate that the Adjusted EBITDA target was $142 million for fiscal 2009 and that a sliding scale is used to determine bonuses when Adjusted EBITDA is between the minimum and maximum amounts. We note from page 13 that Adjusted EBITDA for fiscal 2009 was approximately $145 million, or approximately 102% of the target. Applying 102% to the Messrs. Borow's and Buyko's base salary does not produce the amounts disclosed in note 3. Please reconcile.

Revisions have been made in response to this comment. See pages 105, 106, 108.

6.
We note your response to prior comment 20. Please disclose how the amounts of the bonuses for the other named executive officers were determined including how the achievement of the Adjusted EBITDA targets and individual performance factored into those decisions.

Revisions have been made in response to this comment. See pages 105, 106.

7.
It appears that the amounts paid to your named executive officers as bonuses under your incentive bonus plan, which are disclosed under the caption "Non-Equity Incentive Plan Compensation" in your Summary Compensation Table, were granted pursuant to a plan. If so, please include the table required by Item 402(d) of Regulation S-K and include the threshold, target and maximum amounts related to those awards pursuant to Item 402(d)(2)(iii).

Revisions have been made in response to this comment. See page 110.

Advisory Agreement, page 115

8.
We note your response to prior comment 14 and reissue our comment. We note that in connection with this offering, you will enter into a termination agreement with the affiliates of the Sponsors that are parties to the advisory agreement. However, please expand your disclosure to clearly describe the services that were provided by the affiliates of the Sponsors in connection with the advisory agreement.

Revisions have been made in response to this comment. See page 118.

Limited Liability Company Agreement, page 115

9.
We note from your response to prior comment 24 that the forced sale rights contained in the Limited Liability Company Agreement will be terminated prior to the consummation of your offering. Please provide a brief description of the tag-along rights, drag-along rights, preemptive rights and other information rights that will survive after the consummation of your offering.

Revisions have been made in response to this comment. The Registrant has also deleted the reference to "preemptive rights" because preemptive rights will be terminated prior to the consummation of the initial public offering pursuant to an amendment to the Limited Liability Company Agreement of VGG Holding LLC. See page 119.

Transactions with Goldman, Sachs & Co. and its Affiliates, page 117

10.
We note your response to prior comment 25 and reissue our comment. Please revise to disclose the information required by Item 404 of Regulation S-K. For example, please revise to disclose the amount of fees received in the transactions and the amount of senior notes that Goldman, Sachs & Co. and its affiliates purchased.

Revisions have been made in response to this comment. See page 121.

The Registrant hereby informs the Staff that Goldman, Sachs & Co. acted as the initial purchaser in the offering of the senior notes and in connection therewith neither Goldman, Sachs & Co. nor any of its affiliates acquired any of the senior notes for its own account.

Underwriting, page 133

11.
We note your response to prior comment 30 and your revised disclosure on page 135 and reissue our comment. Please disclose the offering expenses specified in Item 511 of Regulation S-K. Please furnish a reasonably itemized statement of all expenses in connection with the issuance and distribution of the securities to be registered. See Instruction 2 to Item 508(e) of Regulation S-K.

The Registrant has revised its disclosure to identify the offering expenses specified in Item 511 of Regulation S-K and has provided the total expenses payable by the Registrant in connection with this offering, other than the underwriting discounts and commissions. Instruction 2 to Item 508(e) of Regulation S-K requires a registrant to "disclose the offering expenses specified in Item 511 of Regulation S-K." Accordingly, the Registrant believes that Instruction 2 to Item 508(e) of Regulation S-K refers only to the total expenses itemized as set forth in Part II. See page 138.

Exhibits

12.
We note your response to prior comment 7. Please file the termination agreement with the affiliates of the Sponsors that are parties to the advisory agreement discussed on page 115 as an exhibit.

The Registrant intends to file the termination agreement as an exhibit to the Registration Statement in a subsequent amendment to the Registration Statement. See pages II-5, II-11.

*****

        The Registrant notes that it has provided to the Staff a copy of the IDC Worldwide Cellular Broadband Chipset 2009-2014 Forecast and Analysis (Dec. 2009), which is an industry report cited on page 80 of Amendment No. 2. The Registrant has clearly marked the relevant section of such report. The Registrant notes that it provided a copy of such report to the Staff concurrently with the filing of Amendment No. 1 to the Registration Statement and its May 18, 2010 response letter. The Registrant is providing the Staff with an additional marked copy of such report at this time because the data cited on page 80 was not previously cited in the Registration Statement. The Registrant has confirmed that the industry data from this report represents the most recently published data available from the source by contacting the publisher of the data, and after reasonable inquiry does not have knowledge of other more recent comparable data from other sources. Please note that the Registrant did not pay for the compilation of the data and the report was not prepared for use in the Registration Statement. The source is not publicly available, but is available upon payment of a subscription fee or by purchasing the publication and the Registrant has received consent from the publisher of the data for use in the Registration Statement.

        Amendment No. 2 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 2 to the Registration Statement.

        If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call James Nicoll at (212) 756-2497 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,
/s/ JAMES NICOLL James Nicoll
CC:
John Adamovich, Jr., Aeroflex Holding Corp.
Michael R. Littenberg, Schulte Roth & Zabel LLP